

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 12, 2007

Mr. Roderick Chisholm
Chief Financial Officer
Seabridge Gold Inc.
172 King Street East, 3rd Floor,
Toronto, Ontario
Canada M5A 1J3

> **Re:** **Seabridge Gold Inc.**
> **Form 20 - F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-32135**

Dear Mr. Chisholm:

We have reviewed your response letter dated September 21, 2007 and have the following comments. We have also limited our review to those issues addressed in your response to our original comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter in Response to SEC Comments - filed October 5, 2007

Mineral Resources, page 33

1. We reissue prior comment number 2. Please remove all resource estimates that are not based on a demonstrated economically derived cutoff grade. Please note, Industry Guide 7 does not allow highly technical reports or feasibility studies to

Mr. Roderick Chisholm
Seabridge Gold Inc.
October 12, 2007
Page 2

> be included with the filing. References to other company filings on a company website or Sedar does not address your disclosure requirements.

Previous Exploration, page 64

2.   We reissue prior comment number 3. Please remove this historical information from your filing.

Closing Comment

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about these engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant